FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 6, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 5

Indicative impact of future transfers

Appendix 5 - Indicative impact of future transfers

Planned divisional transfers

As part of the Group's strategic plan update, certain transfers of assets between divisions will be executed at book value during the second half.

• In GBM, certain derivatives related to underlying asset exposures in Non-Core will be transferred to Non-Core to better align management of the overall net position.

• In Ulster Bank, the Group has decided to cease early stage development property lending. Accordingly, Ulster's Corporate Markets business will transfer a portfolio of development property lending assets to Non-Core. In addition, reflecting its continued commitment to the retail mortgage sector, assets which had been included in Non-Core will now be transferred back and be managed as part of the core business.

The overall effect of these transfers is not considered material and divisional results will be impacted from 1 July 2010. However, to assist understanding of the transfers in the context of historical results, the pro forma indicative impact of the transfer on each division's results is set out below.

These planned revisions will not affect overall Group results.

Appendix 5 - Indicative impact of future transfers (continued)

	Quarter ended 30 June 2010				Quarter ended 31 March 2010
	As reported	Transfers in	Transfers out	Revised	As reported	Transfers in	Transfers out	Revised
	£m	£m	£m	£m	£m	£m	£m	£m

Core

Net interest income	3,212	19	(20)	3,211	3,035	19	(19)	3,035

Non-interest income (excluding insurance net premium income)	3,592	-	150	3,742	3,864	-	4	3,868
Insurance net premium income	1,105	-	-	1,105	1,121	-	-	1,121

Non-interest income	4,697	-	150	4,847	4,985	-	4	4,989

Total income	7,909	19	130	8,058	8,020	19	(15)	8,024
Operating expenses	(3,511)	(1)	3	(3,509)	(3,774)	(1)	2	(3,773)

Profit before other operating charges	4,398	18	133	4,549	4,246	18	(13)	4,251
Insurance net claims	(1,108)	-	-	(1,108)	(1,003)	-	-	(1,003)

Operating profit before impairment losses	3,290	18	133	3,441	3,243	18	(13)	3,248
Impairment losses	(1,097)	(23)	128	(992)	(971)	(20)	122	(869)

Operating profit	2,193	(5)	261	2,449	2,272	(2)	109	2,379

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Total third party assets (including derivatives mark to market)	1,387.6	5.6	(10.7)	1,382.5	1,370.3	6.1	(10.5)	1,365.9
Loans and advances to customers - gross	428.9	5.6	(5.0)	429.5	429.4	6.1	(5.3)	430.2
Customer deposits	413.5	-	(0.1)	413.4	414.9	-	(0.1)	414.8
Risk elements in lending	14.7	0.5	(1.3)	13.9	12.5	0.4	(1.0)	11.9
Risk-weighted assets	298.9	3.1	(9.4)	292.6	296.4	3.2	(12.2)	287.4

Appendix 5 - Indicative impact of future transfers (continued)

	Quarter ended 30 June 2010				Quarter ended 31 March 2010
	As reported	Transfers in	Transfers out	Revised	As reported	Transfers in	Transfers out	Revised
	£m	£m	£m	£m	£m	£m	£m	£m

Non-Core

Net interest income	472	20	(19)	473	499	19	(19)	499

Non-interest income (excluding insurance net premium income)	228	(150)	-	78	267	(4)	-	263
Insurance net premium income	173	-	-	173	168	-	-	168

Non-interest income	401	(150)	-	251	435	(4)	-	431

Total income	873	(130)	(19)	724	934	15	(19)	930
Operating expenses	(592)	(3)	1	(594)	(656)	(2)	1	(657)

Profit before other operating charges	281	(133)	(18)	130	278	13	(18)	273
Insurance net claims	(215)	-	-	(215)	(133)	-	-	(133)

Operating profit/(loss) before impairment losses	66	(133)	(18)	(85)	145	13	(18)	140
Impairment losses	(1,390)	(128)	23	(1,495)	(1,704)	(122)	20	(1,806)

Operating loss	(1,324)	(261)	5	(1,580)	(1,559)	(109)	2	(1,666)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Total third party assets (including derivatives mark to market)	193.3	10.7	(5.6)	198.4	212.6	10.5	(6.1)	217.0
Loans and advances to customers - gross	126.4	5.0	(5.6)	125.8	141.2	5.3	(6.1)	140.4
Customer deposits	7.4	0.1	-	7.5	10.2	0.1	-	10.3
Risk elements in lending	22.0	1.3	(0.5)	22.8	24.0	1.0	(0.4)	24.6
Risk-weighted assets	175.0	9.4	(3.1)	181.3	164.3	12.2	(3.2)	173.3

Appendix 5 - Indicative impact of future transfers (continued)

	Quarter ended 31 December 2009				Quarter ended 30 September 2009
	As reported	Transfers in	Transfers out	Revised	As reported	Transfers in	Transfers out	Revised
	£m	£m	£m	£m	£m	£m	£m	£m

Core

Net interest income	2,935	18	(17)	2,936	3,035	16	(15)	3,036

Non-interest income (excluding insurance net premium income)	3,360	-	(110)	3,250	2,877	-	51	2,928
Insurance net premium income	1,137	-	-	1,137	1,128	-	-	1,128

Non-interest income	4,497	-	(110)	4,387	4,005	-	51	4,056

Total income	7,432	18	(127)	7,323	7,040	16	36	7,092
Operating expenses	(3,788)	(1)	3	(3,786)	(3,669)	-	2	(3,667)

Profit before other operating charges	3,644	17	(124)	3,537	3,371	16	38	3,425
Insurance net claims	(1,173)	-	-	(1,173)	(1,019)	-	-	(1,019)

Operating profit before impairment losses	2,471	17	(124)	2,364	2,352	16	38	2,406
Impairment losses	(1,288)	(16)	85	(1,219)	(1,213)	(7)	22	(1,198)

Operating profit	1,183	1	(39)	1,145	1,139	9	60	1,208

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Total third party assets (including derivatives mark to market)	1,301.6	6.1	(9.9)	1,297.8	1,447.3	6.3	(10.3)	1,443.3
Loans and advances to customers - gross	420.2	6.1	(5.3)	421.0	443.9	6.3	(5.4)	444.8
Customer deposits	401.7	-	(0.1)	401.6	407.8	-	(0.1)	407.7
Risk elements in lending	12.1	0.3	(0.5)	11.9	11.7	0.3	(0.4)	11.6
Risk-weighted assets	394.5	2.7	(9.5)	387.7	394.0	2.1	(9.6)	386.5

Appendix 5 - Indicative impact of future transfers (continued)

	Quarter ended 31 December 2009				Quarter ended 30 September 2009
	As reported	Transfers in	Transfers out	Revised	As reported	Transfers in	Transfers out	Revised
	£m	£m	£m	£m	£m	£m	£m	£m

Non-Core

Net interest income	511	17	(18)	510	226	15	(16)	225

Non-interest income (excluding insurance net premium income)	(574)	110	-	(464)	(345)	(51)	-	(396)
Insurance net premium income	171	-	-	171	173	-	-	173

Non-interest income	(403)	110	-	(293)	(172)	(51)	-	(223)

Total income	108	127	(18)	217	54	(36)	(16)	2
Operating expenses	(685)	(3)	1	(687)	(526)	(2)	-	(528)

Loss before other operating charges	(577)	124	(17)	(470)	(472)	(38)	(16)	(526)
Insurance net claims	(148)	-	-	(148)	(126)	-	-	(126)

Operating loss before impairment losses	(725)	124	(17)	(618)	(598)	(38)	(16)	(652)
Impairment losses	(1,811)	(85)	16	(1,880)	(2,066)	(22)	7	(2,081)

Operating loss	(2,536)	39	(1)	(2,498)	(2,664)	(60)	(9)	(2,733)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Total third party assets (including derivatives mark to market)	220.9	9.9	(6.1)	224.7	233.0	10.3	(6.3)	237.0
Loans and advances to customers - gross	149.5	5.3	(6.1)	148.7	159.1	5.4	(6.3)	158.2
Customer deposits	12.6	0.1	-	12.7	16.0	0.1	-	16.1
Risk elements in lending	22.9	0.5	(0.3)	23.1	23.3	0.4	(0.3)	23.4
Risk-weighted assets	171.3	9.5	(2.7)	178.1	200.7	9.6	(2.1)	208.2

Appendix 5 - Indicative impact of future transfers (continued)

	Quarter ended 30 June 2009				Quarter ended 31 March 2009
	As reported	Transfers in	Transfers out	Revised	As reported	Transfers in	Transfers out	Revised
	£m	£m	£m	£m	£m	£m	£m	£m

Core

Net interest income	3,133	9	(15)	3,127	3,216	6	(12)	3,210

Non-interest income (excluding insurance net premium income)	2,570	-	201	2,771	6,118	-	9	6,127
Insurance net premium income	1,105	-	-	1,105	1,112	-	-	1,112

Non-interest income	3,675	-	201	3,876	7,230	-	9	7,239

Total income	6,808	9	186	7,003	10,446	6	(3)	10,449
Operating expenses	(3,529)	-	-3	(3,526)	(3,968)	-	2	(3,966)

Profit before other operating charges	3,279	9	189	3,477	6,478	6	(1)	6,483
Insurance net claims	(788)	-	-	(788)	(789)	-	-	(789)

Operating profit before impairment losses	2,491	9	189	2,689	5,689	6	(1)	5,694
Impairment losses	(1,147)	(11)	25	(1,133)	(1,030)	(8)	12	(1,026)

Operating profit	1,344	(2)	214	1,556	4,659	(2)	11	4,668

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Total third party assets (including derivatives mark to market)	1,397.9	5.8	(9.5)	1,394.2	1,745.8	6.3	(11.6)	1,740.5
Loans and advances to customers - gross	442.8	5.8	(5.1)	443.5	498.0	6.3	(5.5)	498.8
Customer deposits	400.3	-	(0.1)	400.2	422.6	-	(0.1)	422.5
Risk elements in lending	10.2	0.2	(0.2)	10.2	9.0	0.1	(0.2)	8.9
Risk-weighted assets	373.3	2.0	(7.9)	367.4	401.1	1.8	(9.2)	393.7

Appendix 5 - Indicative impact of future transfers (continued)

	Quarter ended 30 June 2009				Quarter ended 31 March 2009
	As reported	Transfers in	Transfers out	Revised	As reported	Transfers in	Transfers out	Revised
	£m	£m	£m	£m	£m	£m	£m	£m

Non-Core

Net interest income	189	15	(9)	195	322	12	(6)	328

Non-interest income (excluding insurance net premium income)	(1,072)	(201)	-	(1,273)	(2,342)	(9)	-	(2,351)
Insurance net premium income	196	-	-	196	244	-	-	244

Non-interest income	(876)	(201)	-	(1,077)	(2,098)	(9)	-	(2,107)

Total income	(687)	(186)	(9)	(882)	(1,776)	3	(6)	(1,779)
Operating expenses	(537)	(3)	-	(540)	(699)	(2)	-	(701)

Loss before other operating charges	(1,224)	(189)	(9)	(1,422)	(2,475)	1	(6)	(2,480)
Insurance net claims	(137)	-	-	(137)	(177)	-	-	(177)

Operating loss before impairment losses	(1,361)	(189)	(9)	(1,559)	(2,652)	1	(6)	(2,657)
Impairment losses	(3,516)	(25)	11	(3,530)	(1,828)	(12)	8	(1,832)

Operating loss	(4,877)	(214)	2	(5,089)	(4,480)	(11)	2	(4,489)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Total third party assets (including derivatives mark to market)	246.5	9.5	(5.8)	250.2	314.7	11.6	(6.3)	320.0
Loans and advances to customers - gross	164.1	5.1	(5.8)	163.4	183.7	5.5	(6.3)	182.9
Customer deposits	15.0	0.1	-	15.1	23.7	0.1	-	23.8
Risk elements in lending	20.5	0.2	(0.2)	20.5	14.7	0.2	(0.1)	14.8
Risk-weighted assets	174.0	7.9	(2.0)	179.9	174.4	9.2	(1.8)	181.8

Appendix 5 - Indicative impact of future transfers (continued)

	Half year ended 30 June 2010				Half year ended 30 June 2009
	As reported	Transfers in	Transfers out	Revised	As reported	Transfers in	Transfers out	Revised
	£m	£m	£m	£m	£m	£m	£m	£m

Core

Net interest income	6,247	38	(39)	6,246	6,349	15	(27)	6,337

Non-interest income (excluding insurance net premium income)	7,456	-	154	7,610	8,688	-	210	8,898
Insurance net premium income	2,226	-	-	2,226	2,217	-	-	2,217

Non-interest income	9,682	-	154	9,836	10,905	-	210	11,115

Total income	15,929	38	115	16,082	17,254	15	183	17,452
Operating expenses	(7,285)	(2)	5	(7,282)	(7,497)	-	5	(7,492)

Profit before other operating charges	8,644	36	120	8,800	9,757	15	188	9,960
Insurance net claims	(2,111)	-	-	(2,111)	(1,577)	-	-	(1,577)

Operating profit before impairment losses	6,533	36	120	6,689	8,180	15	188	8,383
Impairment losses	(2,068)	(43)	250	(1,861)	(2,177)	(19)	37	(2,159)

Operating profit	4,465	(7)	370	4,828	6,003	(4)	225	6,224

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Total third party assets (including derivatives mark to market)	1,387.6	5.6	(10.7)	1,382.5	1,397.9	5.8	(9.5)	1,394.2
Loans and advances to customers - gross	428.9	5.6	(5.0)	429.5	442.8	5.8	(5.1)	443.5
Customer deposits	413.5	-	(0.1)	413.4	400.3	-	(0.1)	400.2
Risk elements in lending	14.7	0.5	(1.3)	13.9	10.2	0.2	(0.2)	10.2
Risk-weighted assets	298.9	3.1	(9.4)	292.6	373.3	2.0	(7.9)	367.4

Appendix 5 - Indicative impact of future transfers (continued)

	Half year ended 30 June 2010				Half year ended 30 June 2009
	As reported	Transfers in	Transfers out	Revised	As reported	Transfers in	Transfers out	Revised
	£m	£m	£m	£m	£m	£m	£m	£m

Non-Core

Net interest income	971	39	(38)	972	511	27	(15)	523

Non-interest income (excluding insurance net premium income)	495	(154)	-	341	(3,414)	(210)	-	(3,624)
Insurance net premium income	341	-	-	341	440	-	-	440

Non-interest income	836	(154)	-	682	(2,974)	(210)	-	(3,184)

Total income	1,807	(115)	(38)	1,654	(2,463)	(183)	(15)	(2,661)
Operating expenses	(1,248)	(5)	2	(1,251)	(1,236)	(5)	-	(1,241)

Profit/(loss) before other operating charges	559	(120)	(36)	403	(3,699)	(188)	(15)	(3,902)
Insurance net claims	(348)	-	-	(348)	(314)	-	-	(314)

Operating profit/(loss) before impairment losses	211	(120)	(36)	55	(4,013)	(188)	(15)	(4,216)
Impairment losses	(3,094)	(250)	43	(3,301)	(5,344)	(37)	19	(5,362)

Operating loss	(2,883)	(370)	7	(3,246)	(9,357)	(225)	4	(9,578)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Total third party assets (including derivatives mark to market)	193.3	10.7	(5.6)	198.4	246.5	9.5	(5.8)	250.2
Loans and advances to customers - gross	126.4	5.0	(5.6)	125.8	164.1	5.1	(5.8)	163.4
Customer deposits	7.4	0.1	-	7.5	15.0	0.1	-	15.1
Risk elements in lending	22.0	1.3	(0.5)	22.8	20.5	0.2	(0.2)	20.5
Risk-weighted assets	175.0	9.4	(3.1)	181.3	174.0	7.9	(2.0)	179.9

Appendix 5 - Indicative impact of future transfers (continued)

	Year ended 31 December 2009
	As reported	Transfers in	Transfers out	Revised
	£m	£m	£m	£m

Core

Net interest income	12,319	49	(59)	12,309

Non-interest income (excluding insurance net premium income)	14,925	-	151	15,076
Insurance net premium income	4,482	-	-	4,482

Non-interest income	19,407	-	151	19,558

Total income	31,726	49	92	31,867
Operating expenses	(14,954)	(1)	10	(14,945)

Profit before other operating charges	16,772	48	102	16,922
Insurance net claims	(3,769)	--	-	(3,769)

Operating profit before impairment losses	13,003	48	102	13,153
Impairment losses	(4,678)	(42)	144	(4,576)

Operating profit	8,325	6	246	8,577

	£bn	£bn	£bn	£bn

Total third party assets (including derivatives mark to market)	1,301.6	6.1	(9.9)	1,297.8
Loans and advances to customers - gross	420.2	6.1	(5.3)	421.0
Customer deposits	401.7	-	(0.1)	401.6
Risk elements in lending	12.1	0.3	(0.5)	11.9
Risk-weighted assets	394.5	2.7	(9.5)	387.7

Appendix 5 - Indicative impact of future transfers (continued)

	Year ended 31 December 2009
	As reported	Transfers in	Transfers out	Revised
	£m	£m	£m	£m

Non-Core

Net interest income	1,248	59	(49)	1,258

Non-interest income (excluding insurance net premium income)	(4,333)	(151)	-	(4,484)
Insurance net premium income	784	-	-	784

Non-interest income	(3,549)	(151)	-	(3,700)

Total income	(2,301)	(92)	(49)	(2,442)
Operating expenses	(2,447)	(10)	1	(2,456)

Loss before other operating charges	(4,748)	(102)	(48)	(4,898)
Insurance net claims	(588)	-	-	(588)

Operating loss before impairment losses	(5,336)	(102)	(48)	(5,486)
Impairment losses	(9,221)	(144)	42	(9,323)

Operating loss	(14,557)	(246)	(6)	(14,809)

	£bn	£bn	£bn	£bn

Total third party assets (including derivatives mark to market)	220.9	9.9	(6.1)	224.7
Loans and advances to customers - gross	149.5	5.3	(6.1)	148.7
Customer deposits	12.6	0.1	-	12.7
Risk elements in lending	22.9	0.5	(0.3)	23.1
Risk-weighted assets	171.3	9.5	(2.7)	178.1

Appendix 5 - Indicative impact of future transfers (continued)

	Quarter ended 30 June 2010				Quarter ended 31 March 2010
	As reported	Transfers in	Transfers out	Revised	As reported	Transfers in	Transfers out	Revised
Global Banking & Markets	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	335	-	-	335	379	-	-	379
Non-interest income	1,943	-	150	2,093	2,413	-	4	2,417
Direct expenses
- staff costs	(634)	-	-	(634)	(891)	-	-	(891)
- other costs	(237)	-	-	(237)	(229)	-	-	(229)
Indirect expenses	(162)	-	-	(162)	(174)	-	-	(174)
Impairment losses	(164)	-	-	(164)	(32)	-	-	(32)

Operating profit	1,081	-	150	1,231	1,466	-	4	1,470

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances (including banks)	128.9	-	-	128.9	133.5	-	-	133.5
Reverse repos	85.6	-	-	85.6	93.1	-	-	93.1
Securities	109.8	-	(0.1)	109.7	116.6	-	(0.1)	116.5
Cash and eligible bills	41.2	-	-	41.2	61.9	-	-	61.9
Other	34.5	-	-	34.5	38.6	-	-	38.6

Total third party assets (excluding derivatives mark to market)	400.0	-	(0.1)	399.9	443.7	-	(0.1)	443.6
Net derivative assets (after netting)	52.1	-	(5.4)	46.7	66.9	-	(4.8)	62.1
Customer deposits (excluding repos)	45.6	-	-	45.6	47.0	-	-	47.0
Risk elements in lending	1.8	-	-	1.8	1.2	-	-	1.2
Risk-weighted assets	141.3	-	(4.8)	136.5	141.8	-	(6.6)	135.2

Appendix 5 - Indicative impact of future transfers (continued)

	Quarter ended 31 December 2009				Quarter ended 30 September 2010
	As reported	Transfers in	Transfers out	Revised	As reported	Transfers in	Transfers out	Revised
Global Banking & Markets	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	324	-	-	324	447	-	-	447
Non-interest income	1,745	-	(110)	1,635	1,298	-	51	1,349
Direct expenses
- staff costs	(641)	-	-	(641)	(721)	-		(721)
- other costs	(247)	-	-	(247)	(240)	-		(240)
Indirect expenses	(180)	-	-	(180)	(191)	-		(191)
Impairment losses	(130)	-	-	(130)	(272)	-		(272)

Operating profit	871	-	(110)	761	321	-	51	372

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances (including banks)	127.8	-	-	127.8	156.3	-	-	156.3
Reverse repos	73.3	-	-	73.3	75.4	-	-	75.4
Securities	106.0	-	(0.1)	105.9	117.6	-	(0.1)	117.5
Cash and eligible bills	74.0	-	-	74.0	63.8	-	-	63.8
Other	31.1	-	-	31.1	46.0	-	-	46.0

Total third party assets (excluding derivatives mark to market)	412.2	-	(0.1)	412.1	459.1	-	(0.1)	459.0
Net derivative assets (after netting)	68.0	-	(4.2)	63.8	84.3	-	(4.5)	79.8
Customer deposits (excluding repos)	46.9	-	-	46.9	56.8	-	-	56.8
Risk elements in lending	1.8	-	-	1.8	1.6	-	-	1.6
Risk-weighted assets	123.7	-	(5.1)	118.6	121.5	-	(5.5)	116.0

Appendix 5 - Indicative impact of future transfers (continued)

	Quarter ended 30 June 2009					Quarter ended 31 March 2009
	As reported	Transfers in	Transfers out	Revised		As reported	Transfers in	Transfers out	Revised
Global Banking & Markets	£m	£m	£m	£m		£m	£m	£m	£m

Net interest income	660	-	-	660	`	812	-	-	812
Non-interest income	1,443	-	202	1,645		4,280	-	9	4,289
Direct expenses
- staff costs	(680)	-	-	(680)		(888)	-	-	(888)
- other costs	(204)	-	-	(204)		(274)	-	-	(274)
Indirect expenses	(201)	-	-	(201)		(193)	-	-	(193)
Impairment losses	31	-	-	31		(269)	-	-	(269)

Operating profit	1,049	-	202	1,251		3,468	-	9	3,477

	£bn	£bn	£bn	£bn		£bn	£bn	£bn	£bn

Loans and advances (including banks)	155.2	-	-	155.2		205.3	-	-	205.3
Reverse repos	75.2	-	-	75.2		80.6	-	-	80.6
Securities	115.5	-	(0.1)	115.4		124.3	-	(0.2)	124.1
Cash and eligible bills	51.5	-	-	51.5		28.6	-	-	28.6
Other	40.5	-	-	40.5		37.4	-	-	37.4

Total third party assets (excluding derivatives mark to market)	437.9	-	(0.1)	437.8		476.2	-	(0.2)	476.0
Net derivative assets (after netting)	80.7	-	(4.1)	76.6		99.8	-	(5.6)	94.2
Customer deposits (excluding repos)	63.4	-	-	63.4		80.1	-	-	80.1
Risk elements in lending	1.1	-	-	1.1		0.8	-	-	0.8
Risk-weighted assets	112.5	-	(4.6)	107.9		137.9	-	(6.5)	131.4

Appendix 5 - Indicative impact of future transfers (continued)

	Half year ended 30 June 2010				Half year ended 30 June 2009
	As reported	Transfers in	Transfers out	Revised	As reported	Transfers in	Transfers out	Revised
Global Banking & Markets	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	714	-	-	714	1,472	-	-	1,472
Non-interest income	4,356	-	154	4,510	5,723	-	211	5,934
Direct expenses
- staff costs	(1,525)	-	-	(1,525)	(1,568)	-	-	(1,568)
- other costs	(466)	-	-	(466)	(478)	-	-	(478)
Indirect expenses	(336)	-	-	(336)	(394)	-	-	(394)
Impairment losses	(196)	-	-	(196)	(238)	-	-	(238)

Operating profit	2,547	-	154	2,701	4,517	-	211	4,728

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances (including banks)	128.9	-	-	128.9	155.2	-	-	155.2
Reverse repos	85.6	-	-	85.6	75.2	-	-	75.2
Securities	109.8	-	(0.1)	109.7	115.5	-	(0.1)	115.4
Cash and eligible bills	41.2	-	-	41.2	51.5	-	-	51.5
Other	34.5	-	-	34.5	40.5	-	-	40.5

Total third party assets (excluding derivatives mark to market)	400.0	-	(0.1)	399.9	437.9	-	(0.1)	437.8
Net derivative assets (after netting)	52.1	-	(5.4)	46.7	80.7	-	(4.1)	76.6
Customer deposits (excluding repos)	45.6	-	-	45.6	63.4	-	-	63.4
Risk elements in lending	1.8	-	-	1.8	1.1	-	-	1.1
Risk-weighted assets	141.3	-	(4.8)	136.5	112.5	-	(4.6)	107.9

Appendix 5 - Indicative impact of future transfers (continued)

	Year ended 31 December 2009
	As reported	Transfers in	Transfers out	Revised
Global Banking & Markets	£m	£m	£m	£m

Net interest income	2,243	-	-	2,243
Non-interest income	8,766	-	152	8,918
Direct expenses
- staff costs	(2,930)	-	-	(2,930)
- other costs	(965)	-	-	(965)
Indirect expenses	(765)	-	-	(765)
Impairment losses	(640)	-	-	(640)

Operating profit	5,709	-	152	5,861

	£bn	£bn	£bn	£bn

Loans and advances (including banks)	127.8	-	-	127.8
Reverse repos	73.3	-	-	73.3
Securities	106.0	-	(0.1)	105.9
Cash and eligible bills	74.0	-	-	74.0
Other	31.1	-	-	31.1

Total third party assets (excluding derivatives mark to market)	412.2	-	(0.1)	412.1
Net derivative assets (after netting)	68.0	-	(4.2)	63.8
Customer deposits (excluding repos)	46.9	-	-	46.9
Risk elements in lending	1.8	-	-	1.8
Risk-weighted assets	123.7	-	(5.1)	118.6

Appendix 5 - Indicative impact of future transfers (continued)

	Quarter ended 30 June 2010				Quarter ended 31 March 2010
	As reported	Transfers in	Transfers out	Revised	As reported	Transfers in	Transfers out	Revised
Ulster Bank	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	194	19	(20)	193	188	19	(19)	188
Non-interest income	53	-	-	53	53	-	-	53
Direct expenses
- staff costs	(60)	(1)	3	(58)	(66)	(1)	2	(65)
- other costs	(17)	-	-	(17)	(18)	-	-	(18)
Indirect expenses	(66)	-	-	(66)	(76)	-	-	(76)
Impairment losses	(281)	(23)	128	(176)	(218)	(20)	122	(116)

Operating loss	(177)	(5)	111	(71)	(137)	(2)	105	(34)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers	36.2	5.6	(5.0)	36.8	38.8	6.1	(5.3)	39.6
Customer deposits	22.7	-	(0.1)	22.6	23.7	-	(0.1)	23.6
Risk elements in lending	3.5	0.5	(1.3)	2.7	3.0	0.4	(1.0)	2.4
Risk-weighted assets	30.5	3.1	(4.6)	29.0	32.8	3.2	(5.6)	30.4

	Quarter ended 31 December 2009				Quarter ended 30 September 2009
	As reported	Transfers in	Transfers out	Revised	As reported	Transfers in	Transfers out	Revised
Ulster Bank	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	194	18	(17)	195	176	16	(15)	177
Non-interest income	91	-	-	91	55	-	-	55
Direct expenses
- staff costs	(76)	(1)	3	(74)	(79)	-	2	(77)
- other costs	(18)	-	-	(18)	(20)	-	-	(20)
Indirect expenses	(118)	-	-	(118)	(73)	-	-	(73)
Impairment losses	(348)	(16)	85	(279)	(144)	(7)	22	(129)

Operating loss	(275)	1	71	(203)	(85)	9	9	(67)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers	39.7	6.1	(5.3)	40.5	40.6	6.3	(5.4)	41.5
Customer deposits	21.9	-	(0.1)	21.8	20.9	-	(0.1)	20.8
Risk elements in lending	2.3	0.3	(0.5)	2.1	2.0	0.3	(0.4)	1.9
Risk-weighted assets	29.9	2.7	(4.4)	28.2	28.5	2.1	(4.1)	26.5

Appendix 5 - Indicative impact of future transfers (continued)

	Quarter ended 30 June 2009				Quarter ended 31 March 2009
	As reported	Transfers in	Transfers out	Revised	As reported	Transfers in	Transfers out	Revised
Ulster Bank	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	208	9	(15)	202	202	6	(12)	196
Non-interest income	51	-	(1)	50	57	-	-	57
Direct expenses
- staff costs	(81)	-	2	(79)	(89)	-	2	(87)
- other costs	(25)	-	1	(24)	(22)	-	-	(22)
Indirect expenses	(75)	-	-	(75)	(77)	-	-	(77)
Impairment losses	(90)	(11)	25	(76)	(67)	(8)	12	(63)

Operating (loss)/profit	(12)	(2)	12	(2)	4	(2)	2	4

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers	39.0	5.8	(5.1)	39.7	42.2	6.3	(5.5)	43.0
Customer deposits	18.9	-	(0.1)	18.8	19.5	-	(0.1)	19.4
Risk elements in lending	1.6	0.2	(0.2)	1.6	1.5	0.1	(0.2)	1.4
Risk-weighted assets	26.2	2.0	(3.3)	24.9	26.2	1.8	(2.7)	25.3

	Half year ended 30 June 2010				Half year ended 30 June 2009
	As reported	Transfers in	Transfers out	Revised	As reported	Transfers in	Transfers out	Revised
Ulster Bank	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	382	38	(39)	381	410	15	(27)	398
Non-interest income	106	-	-	106	108	-	(1)	107
Direct expenses
- staff costs	(126)	(2)	5	(123)	(170)	-	4	(166)
- other costs	(35)	-	-	(35)	(47)	-	1	(46)
Indirect expenses	(142)	-	-	(142)	(152)	-	-	(152)
Impairment losses	(499)	(43)	250	(292)	(157)	(19)	37	(139)

Operating (loss)/profit	(314)	(7)	216	(105)	(8)	(4)	14	2

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers	36.2	5.6	(5.0)	36.8	39.0	5.8	(5.1)	39.7
Customer deposits	22.7	-	(0.1)	22.6	18.9	-	(0.1)	18.8
Risk elements in lending	3.5	0.5	(1.3)	2.7	1.6	0.2	(0.2)	1.6
Risk-weighted assets	30.5	3.1	(4.6)	29.0	26.2	2.0	(3.3)	24.9

Appendix 5 - Indicative impact of future transfers (continued)

	Year ended 31 December 2009
	As reported	Transfers in	Transfers out	Revised
Ulster Bank	£m	£m	£m	£m

Net interest income	780	49	(59)	770
Non-interest income	254	-	(1)	253
Direct expenses
- staff costs	(325)	(1)	9	(317)
- other costs	(85)	-	1	(84)
Indirect expenses	(343)	-	-	(343)
Impairment losses	(649)	(42)	144	(547)

Operating loss	(368)	6	94	(268)

	£bn	£bn	£bn	£bn

Loans and advances to customers	39.7	6.1	(5.3)	40.5
Customer deposits	21.9	-	(0.1)	21.8
Risk elements in lending	2.3	0.3	(0.5)	2.1
Risk-weighted assets	29.9	2.7	(4.4)	28.2

Appendix 5 - Indicative impact of future transfers (continued)

	Quarter ended 30 June 2010				Quarter ended 31 March 2010
	As reported	Transfers in	Transfers out	Revised	As reported	Transfers in	Transfers out	Revised
	£m	£m	£m	£m	£m	£m	£m	£m

Non-Core

Net interest income	534	20	(19)	535	568	19	(19)	568

Non-interest income (excluding insurance net premium income)	166	(150)	-	16	198	(4)	-	194
Insurance net premium income	173	-	-	173	168	-	-	168

Non-interest income	339	(150)	-	189	366	(4)	-	362

Total income	873	(130)	(19)	724	934	15	(19)	930
Operating expenses	(592)	(3)	1	(594)	(656)	(2)	1	(657)

Profit before other operating charges	281	(133)	(18)	130	278	13	(18)	273
Insurance net claims	(215)	-	-	(215)	(133)	-	-	(133)

Operating profit before impairment losses	66	(133)	(18)	(85)	145	13	(18)	140
Impairment losses	(1,390)	(128)	23	(1,495)	(1,704)	(122)	20	(1,806)

Operating (loss)	(1,324)	(261)	5	(1,580)	(1,559)	(109)	2	(1,666)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Total third party assets (including derivatives mark to market)	193.3	10.7	(5.6)	198.4	212.6	10.5	(6.1)	217.0
Loans and advances to customers - gross	126.4	5.0	(5.6)	125.8	141.2	5.3	(6.1)	140.4
Customer deposits	7.4	0.1	-	7.5	10.2	0.1	-	10.3
Risk elements in lending	22.0	1.3	(0.5)	22.8	24.0	1.0	(0.4)	24.6
Risk-weighted assets	175.0	9.4	(3.1)	181.3	164.3	12.2	(3.2)	173.3

Appendix 5 - Indicative impact of future transfers (continued)

	Quarter ended 31 December 2009				Quarter ended 30 September 2009
	As reported	Transfers in	Transfers out	Revised	As reported	Transfers in	Transfers out	Revised
	£m	£m	£m	£m	£m	£m	£m	£m

Non-Core

Net interest income	578	17	(18)	577	287	15	(16)	286

Non-interest income (excluding insurance net premium income)	(641)	110	-	(531)	(406)	(51)	-	(457)
Insurance net premium income	171	-	-	171	173	-	-	173

Non-interest income	(470)	110	-	(360)	(233)	(51)	-	(284)

Total income	108	127	(18)	217	54	(36)	(16)	2
Operating expenses	(685)	(3)	1	(687)	(526)	(2)	-	(528)

(Loss) before other operating charges	(577)	124	(17)	(470)	(472)	(38)	(16)	(526)
Insurance net claims	(148)	-	-	(148)	(126)	-	-	(126)

Operating (loss) before impairment losses	(725)	124	(17)	(618)	(598)	(38)	(16)	(652)
Impairment losses	(1,811)	(85)	16	(1,880)	(2,066)	(22)	7	(2,081)

Operating (loss)	(2,536)	39	(1)	(2,498)	(2,664)	(60)	(9)	(2,733)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Total third party assets (including derivatives mark to market)	220.9	9.9	(6.1)	224.7	233.0	10.3	(6.3)	237.0
Loans and advances to customers - gross	149.5	5.3	(6.1)	148.7	159.1	5.4	(6.3)	158.2
Customer deposits	12.6	0.1	-	12.7	16.0	0.1	-	16.1
Risk elements in lending	22.9	0.5	(0.3)	23.1	23.3	0.4	(0.3)	23.4
Risk-weighted assets	171.3	9.5	(2.7)	178.1	200.7	9.6	(2.1)	208.2

Appendix 5 - Indicative impact of future transfers (continued)

	Quarter ended 30 June 2009				Quarter ended 31 March 2009
	As reported	Transfers in	Transfers out	Revised	As reported	Transfers in	Transfers out	Revised
	£m	£m	£m	£m	£m	£m	£m	£m

Non-Core

Net interest income	274	15	(9)	280	395	12	(6)	401

Non-interest income (excluding insurance net premium income)	(1,157)	(201)	-	(1,358)	(2,415)	(9)	-	(2,424)
Insurance net premium income	196	-	-	196	244	-	-	244

Non-interest income	(961)	(201)	-	(1,162)	(2,171)	(9)	-	(2,180)

Total income	(687)	(186)	(9)	(882)	(1,776)	3	(6)	(1,779)
Operating expenses	(537)	(3)	-	(540)	(699)	(2)	-	(701)

Loss before other operating charges	(1,224)	(189)	(9)	(1,422)	(2,475)	1	(6)	(2,480)
Insurance net claims	(137)	-	-	(137)	(177)	-	-	(177)

Operating loss before impairment losses	(1,361)	(189)	(9)	(1,559)	(2,652)	1	(6)	(2,657)
Impairment losses	(3,516)	(25)	11	(3,530)	(1,828)	(12)	8	(1,832)

Operating loss	(4,877)	(214)	2	(5,089)	(4,480)	(11)	2	(4,489)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Total third party assets (including derivatives mark to market)	246.5	9.5	(5.8)	250.2	314.7	11.6	(6.3)	320.0
Loans and advances to customers - gross	164.1	5.1	(5.8)	163.4	183.7	5.5	(6.3)	182.9
Customer deposits	15.0	0.1	-	15.1	23.7	0.1	-	23.8
Risk elements in lending	20.5	0.2	(0.2)	20.5	14.7	0.2	(0.1)	14.8
Risk-weighted assets	174.0	7.9	(2.0)	179.9	174.4	9.2	(1.8)	181.8

Appendix 5 - Indicative impact of future transfers (continued)

	Half year ended 30 June 2010				Half year ended 30 June 2009
	As reported	Transfers in	Transfers out	Revised	As reported	Transfers in	Transfers out	Revised
	£m	£m	£m	£m	£m	£m	£m	£m

Non-Core

Net interest income	1,102	39	(38)	1,103	669	27	(15)	681

Non-interest income (excluding insurance net premium income)	364	(154)	-	210	(3,572)	(210)	-	(3,782)
Insurance net premium income	341	-	-	341	440	-	-	440

Non-interest income	705	(154)	-	551	(3,132)	(210)	-	(3,342)

Total income	1,807	(115)	(38)	1,654	(2,463)	(183)	(15)	(2,661)
Operating expenses	(1,248)	(5)	2	(1,251)	(1,236)	(5)	-	(1,241)

Profit/(loss) before other operating charges	559	(120)	(36)	403	(3,699)	(188)	(15)	(3,902)
Insurance net claims	(348)	-	-	(348)	(314)	-	-	(314)

Operating profit/(loss) before impairment losses	211	(120)	(36)	55	(4,013)	(188)	(15)	(4,216)
Impairment losses	(3,094)	(250)	43	(3,301)	(5,344)	(37)	19	(5,362)

Operating loss	(2,883)	(370)	7	(3,246)	(9,357)	(225)	4	(9,578)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Total third party assets (including derivatives mark to market)	193.3	10.7	(5.6)	198.4	246.5	9.5	(5.8)	250.2
Loans and advances to customers - gross	126.4	5.0	(5.6)	125.8	164.1	5.1	(5.8)	163.4
Customer deposits	7.4	0.1	-	7.5	15.0	0.1	-	15.1
Risk elements in lending	22.0	1.3	(0.5)	22.8	20.5	0.2	(0.2)	20.5
Risk-weighted assets	175.0	9.4	(3.1)	181.3	174.0	7.9	(2.0)	179.9

Appendix 5 - Indicative impact of future transfers (continued)

	Year ended 31 December 2009
	As reported	Transfers in	Transfers out	Revised
Non-Core	£m	£m	£m	£m

Net interest income	1,534	59	(49)	1,544

Non-interest income (excluding insurance net premium income)	(4,619)	(151)	-	(4,770)
Insurance net premium income	784	-	-	784

Non-interest income	(3,835)	(151)	-	(3,986)

Total income	(2,301)	(92)	(49)	(2,442)
Operating expenses	(2,447)	(10)	1	(2,456)

Loss before other operating charges	(4,748)	(102)	(48)	(4,898)
Insurance net claims	(588)	-	-	(588)

Operating loss before impairment losses	(5,336)	(102)	(48)	(5,486)
Impairment losses	(9,221)	(144)	42	(9,323)

Operating loss	(14,557)	(246)	(6)	(14,809)

	£bn	£bn	£bn	£bn

Total third party assets (including derivatives mark to market)	220.9	9.9	(6.1)	224.7
Loans and advances to customers - gross	149.5	5.3	(6.1)	148.7
Customer deposits	12.6	0.1	-	12.7
Risk elements in lending	22.9	0.5	(0.3)	23.1
Risk-weighted assets	171.3	9.5	(2.7)	178.1

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 6, 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary